SEC 1344 (10-2002) Previous versions obsolete	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0058
Expires: January 31, 2005
Estimated average burden hours per response...2.50

SEC FILE NUMBER 1-10218
CUSIP NUMBER N/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR

For Period Ended: __________________________________________
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Collins & Aikman Corporation

Full Name of Registrant

Former Name if Applicable

250 Stephenson Highway

Address of Principal Executive Office (Street and Number)

Troy, Michigan 48083

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As described in the Company’s press release dated August 15, 2003 and furnished on a Form 8-K on such date, the Company is filing a Form 10-Q for the quarter ended June 30, 2003, 1 day after the prescribed due date, without having had its financial information for such quarter reviewed by its independent auditors, KPMG LLP, as required by Rule 10-01(d) of Regulation S-X. Without such review, such filing would not be considered to be timely. Such review may not be completed prior to the fifth calendar day after the prescribed due date, as well. The reasons for this are as follows:

Recently, the Company was advised of assertions concerning certain related party transactions and other matters summarized below. The Company’s Audit Committee was promptly advised of these assertions and determined to thoroughly investigate them. The Audit Committee has retained an independent counsel for that purpose, and the Audit Committee inquiry is underway. The Company has been advised by its independent public accountants, KPMG LLP, that they will be unable to complete their SAS 100 review of the second quarter results to be included in the company’s quarterly filing on Form 10-Q prior to completion of the Audit Committee’s independent inquiry.

The assertions were made by two former executives of the Company. Based on the initial work of the Audit Committee, the Company believes that the principal assertions relate to (1) a concern with certain terms of previously disclosed transactions between the company and affiliates of Elkin McCallum, a director of the company, and a related potential accounting implication for one of these transactions and (2) non-accounting related issues concerning the original acquisition of Becker Group by the Company from certain persons, including Charles E. Becker, presently a director of the company. In addition, based on the former employees’ communications, the Audit Committee is expected to review the management environment, including that of the finance staff.

The Company cannot predict the outcome of the Audit Committee’s inquiry and whether or not it will impact our financial results. In addition, the company cannot assure that additional assertions will not be made in the future and that the scope of the inquiry will not expand.

The Company will file an amended Form 10-Q, as needed, once the inquiry is complete and its independent auditors complete their review. If such review is complete within 5 calendar days of the prescribed due date of the Form 10-Q (although that is not presently expected), the Company will make any such filing as is necessary to make clear that such review is complete.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jay Knoll, General Counsel	248	824-4010

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The anticipated changes are set forth in a filing on Form 8-K filed on August 14, 2003, which includes an earnings release with detailed information concerning the anticipated changes. In addition, the Company is filing its Form 10-Q, with the absence of the required independent auditor review clearly noted, with detailed second quarter financial information and a discussion and analysis of such information.

COLLINS & AIKMAN CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2003	By	/s/ J. MICHAEL STEPP Name: J. Michael Stepp Title: Vice Chairman and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).